

For Immediate Release

For more information:

Jefferson Harralson

Chief Financial Officer

(864) 240-6208

Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Fourth Quarter 2022 Results
GAAP EPS of $0.74, Return on Assets of 1.33% and Loan Growth of 12%

GREENVILLE, SC – January 17, 2023 - United Community Banks, Inc. (NASDAQ: UCBI) (United) today announced that net income for the 2022 fourth quarter was $81.5 million and pre-tax, pre-provision income was $125.9 million. Diluted earnings per share of $0.74 for the quarter represented an increase of $0.19 or 35%, from the fourth quarter a year ago, and was flat from the third quarter of 2022. On an operating basis, United's diluted earnings per share of $0.75 was up 17% from the year ago quarter. The primary drivers of the increased earnings in both periods were increased interest rates and organic loan growth, as well as the acquisition of Reliant Bancorp, Inc., which closed on January 1, 2022 and was not reflected in the year-ago quarter. United's return on assets was 1.33%, or 1.35% on an operating basis. Return on equity was 10.9% and return on tangible common equity was 15.2%. On a pre-tax, pre-provision basis, operating return on assets was 2.09% for the quarter. Highlights for the quarter include strong annualized loan growth of 12%, 19 basis points of net interest margin expansion and further improvement in the efficiency ratio to 47.95%, or 47.35% on an operating basis, which excludes the effect of merger-related and other charges.

Chairman and CEO Lynn Harton stated, "We are pleased with our performance during this quarter and in 2022. In the quarter, our loan growth across all categories was strong and our net interest margin continued to benefit from increasing interest rates. As a result, we generated positive operating leverage, resulting in a new record efficiency ratio for us." Harton continued, "On the strategic front, we continue to benefit from the acquisitions we have completed over the past few years. These new partnerships have expanded the company into exciting growth markets and have brought talented bankers to United. While not included in these quarterly results, we are excited that we have now completed the addition of Progress Financial Corporation to the United family on January 3, 2023. Progress has a talented team, exceptional leadership, and operates in great markets in Alabama and the Florida Panhandle. I am very glad to welcome them to our team."

The net interest margin increased by 19 basis points to 3.76% from the third quarter, while the average yield on interest-earning assets was up 49 basis points to 4.32% and United's cost of deposits increased by 30 basis points to 0.49%. Net charge-offs increased to $6.6 million or 0.17% of average loans during the quarter, mainly driven by one C&I loan, and NPAs were up slightly from prior quarters to 18 basis points relative to total assets.

Mr. Harton concluded, "2023 will be another great year for United despite some changes in the environment. Deposit competition will continue to increase as depositors seek higher returns for their excess liquidity. Well publicized recession fears may drive increasing provision costs for the industry. We believe we are well prepared to navigate these conditions due to the strength of our balance sheet, and more importantly, the strength of our teams. In 2022, we further strengthened our Board of Directors, added new market leaders, new commercial bankers and new line-of-business leaders. We also expanded our service capabilities with new locations across our footprint. In closing, I would note that we are all very proud that in October, United was named one of the "Best Banks to Work For" by American Banker for the sixth consecutive year. Everything begins with being a great place to work for great people. One of my goals for the year is to do an even better job of making sure we keep our company feeling small and connected as we continue to grow."

2022 Financial Highlights:

- Completed successful year with strong loan growth and historically high pre-credit profitability, and completed an acquisition in the high-growth Nashville, Tennessee MSA, which was a strategic priority

- Full year EPS of $2.52, a decrease of 15% compared to 2021; full year operating EPS of $2.66, a decrease of 14% from 2021

- Return on assets of 1.13%, or 1.19% on an operating basis

- Pre-tax, pre-provision return on assets of 1.80% on an operating basis

- Return on common equity of 9.5%

- Return on tangible common equity of 14.0% on an operating basis

- A provision for credit losses of $63.9 million compared to a release of provision of $37.6 million in 2021, with $18.3 million attributable to establishing an initial allowance for loans acquired in the first quarter in the Reliant acquisition

- Strong loan growth of $3.6 billion or $1.3 billion excluding loans acquired from Reliant and PPP loans

- Core transaction deposits were up $1.3 billion compared to 2021; excluding Reliant, 2022 core transaction deposits were down $819 million, or 5.7%, reflecting runoff following 2021's pandemic-related deposit surge

- Net interest margin of 3.38%, which was up 31 basis points from last year primarily due to increased interest rates

- Noninterest income was down 12.7% primarily due to a decline in mortgage fees, as higher rates softened demand

- The efficiency ratio of 52.3%, or 50.2% on an operating basis, was improved as the combination of higher rates and the achievement of merger-related efficiencies drove the ratio to record low levels

- Net charge-offs remained low at just $9.7 million, or 0.07% of average total loans

Fourth Quarter 2022 Financial Highlights:

- Net income of $81.5 million and pre-tax, pre-provision income of $125.9 million

- EPS increased by 35% compared to fourth quarter 2021 on a GAAP basis and 17% on an operating basis; compared to third quarter 2022, EPS remained flat on a GAAP basis and on an operating basis

- Return on assets of 1.33%, or 1.35% on an operating basis

- Pre-tax, pre-provision return on assets of 2.09% on an operating basis

- Return on common equity of 10.9%

- Return on tangible common equity of 15.2% on an operating basis

- A provision for credit losses of $19.8 million, which increased the allowance for loan losses to 1.04% of loans from 1.00% in the third quarter

- Loan production of $1.5 billion, resulting in loan growth of 12%, annualized for the quarter

- Core transaction deposits were down $915 million; or 22% annualized

- Net interest margin of 3.76% was up 19 basis points from the third quarter, due to increased interest rates and loan growth

- Mortgage closings of $253 million compared to $522 million a year ago; mortgage rate locks of $364 million compared to $695 million a year ago

- Noninterest income was up $1.4 million on a linked quarter basis, primarily driven by positive marks on certain investments and offset by lower mortgage fees

- Noninterest expenses increased by $4.6 million compared to the third quarter on a GAAP basis and by $4.9 million on an operating basis, mostly due to lower deferred costs from lower mortgage loan volume and higher FDIC deposit insurance costs

- Efficiency ratio of 48.0%, or 47.4% on an operating basis

- Net charge-offs of $6.6 million, or 17 basis points as a percent of average loans, up 14 basis points from the net charge-offs experienced in the third quarter

- Nonperforming assets of 0.18% of total assets, up 3 basis points compared to September 30, 2022

- Quarterly common shareholder dividend of $0.22 per share declared during the quarter, an increase of 10% year-over-year

- After the end of the quarter, we completed the acquisition of Progress Financial Corporation and its banking subsidiary Progress Bank and Trust with $1.8 billion in assets on January 3, 2023; financial returns are expected to be within our desired thresholds

Conference Call

United will hold a conference call on Wednesday, January 18, 2023, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to **https://dpregister.com/sreg/10174303/f57c53ab13**. Those without internet access or unable to pre-register may dial in by calling 1-866-777-2509. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and can be accessed by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of the company's website, www.ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2022				2021	Fourth Quarter 2022-2021 Change	For the Twelve Months Ended December 31,		YTD 2022-2021 Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		2022	2021	
INCOME SUMMARY									
Interest revenue	$240,831	$213,887	$187,378	$171,059	$143,768		$813,155	$ 578,794	
Interest expense	30,943	14,113	8,475	7,267	6,213		60,798	29,760	
Net interest revenue	209,888	199,774	178,903	163,792	137,555	53 %	752,357	549,034	37 %
Provision for credit losses	19,831	15,392	5,604	23,086	(647)		63,913	(37,550)	
Noninterest income	33,354	31,922	33,458	38,973	37,177	(10)	137,707	157,818	(13)
Total revenue	223,411	216,304	206,757	179,679	175,379	27	826,151	744,402	11
Noninterest expenses	117,329	112,755	120,790	119,275	109,156	7	470,149	396,639	19
Income before income tax expense	106,082	103,549	85,967	60,404	66,223		356,002	347,763	
Income tax expense	24,632	22,388	19,125	12,385	14,204		78,530	77,962	
Net income	81,450	81,161	66,842	48,019	52,019		277,472	269,801	
Merger-related and other charges	1,470	1,746	7,143	9,016	9,912		19,375	13,970	
Income tax benefit of merger-related and other charges	(323)	(385)	(1,575)	(1,963)	(2,265)		(4,246)	(3,174)	
Net income - operating [1]	$ 82,597	$ 82,522	$ 72,410	$ 55,072	$ 59,666	38	$292,601	$ 280,597	4
Pre-tax pre-provision income [5]	$125,913	$118,941	$ 91,571	$ 83,490	$ 65,576	92	$419,915	$ 310,213	35
PERFORMANCE MEASURES									
Per common share:									
Diluted net income - GAAP	$ 0.74	$ 0.74	$ 0.61	$ 0.43	$ 0.55	35	$ 2.52	$ 2.97	(15)
Diluted net income - operating [1]	0.75	0.75	0.66	0.50	0.64	17	2.66	3.09	(14)
Common stock cash dividends declared	0.22	0.22	0.21	0.21	0.20	10	0.86	0.78	10
Book value	24.38	23.78	23.96	24.38	23.63	3	24.38	23.63	3
Tangible book value [3]	17.13	16.52	16.68	17.08	18.42	(7)	17.13	18.42	(7)
Key performance ratios:									
Return on common equity - GAAP [2][4]	10.86 %	11.02 %	9.31 %	6.80 %	9.32 %		9.54 %	13.14 %	
Return on common equity - operating [1][2][4]	11.01	11.21	10.10	7.83	10.74		10.07	13.68	
Return on tangible common equity - operating [1][2][3][4]	15.20	15.60	14.20	11.00	13.93		14.04	17.33	
Return on assets - GAAP [4]	1.33	1.32	1.08	0.78	0.96		1.13	1.37	
Return on assets - operating [1][4]	1.35	1.34	1.17	0.89	1.10		1.19	1.42	
Return on assets -pre-tax pre-provision [4][5]	2.07	1.94	1.49	1.37	1.21		1.72	1.58	
Return on assets -pre-tax pre-provision, excluding merger related and other charges [1][4][5]	2.09	1.97	1.60	1.52	1.40		1.80	1.65	
Net interest margin (fully taxable equivalent) [4]	3.76	3.57	3.19	2.97	2.81		3.38	3.07	
Efficiency ratio - GAAP	47.95	48.41	56.58	57.43	62.12		52.31	55.80	
Efficiency ratio - operating [1]	47.35	47.66	53.23	53.09	56.48		50.16	53.83	
Equity to total assets	11.25	11.12	10.95	11.06	10.61		11.25	10.61	
Tangible common equity to tangible assets [3]	7.88	7.70	7.59	7.72	8.09		7.88	8.09	
ASSET QUALITY									
Nonperforming assets ("NPAs")	$ 44,281	$ 35,511	$ 34,428	$ 40,816	$ 32,855	35	$ 44,281	$ 32,855	35
Allowance for credit losses - loans	159,357	148,502	136,925	132,805	102,532	55	159,357	102,532	55
Allowance for credit losses - total	180,520	167,300	153,042	146,369	113,524	59	180,520	113,524	59
Net charge-offs (recoveries)	6,611	1,134	(1,069)	2,978	248		9,654	38	
Allowance for credit losses - loans to loans	1.04 %	1.00 %	0.94 %	0.93 %	0.87 %		1.04 %	0.87 %	
Allowance for credit losses - total to loans	1.18	1.12	1.05	1.02	0.97		1.18	0.97	
Net charge-offs to average loans [4]	0.17	0.03	(0.03)	0.08	0.01		0.07	—	
NPAs to total assets	0.18	0.15	0.14	0.17	0.16		0.18	0.16	
AT PERIOD END ($ in millions)									
Loans	$ 15,335	$ 14,882	$ 14,541	$ 14,316	$ 11,760	30	$ 15,335	$ 11,760	30
Investment securities	6,228	6,539	6,683	6,410	5,653	10	6,228	5,653	10
Total assets	24,009	23,688	24,213	24,374	20,947	15	24,009	20,947	15
Deposits	19,877	20,321	20,873	21,056	18,241	9	19,877	18,241	9
Shareholders' equity	2,701	2,635	2,651	2,695	2,222	22	2,701	2,222	22
Common shares outstanding (thousands)	106,223	106,163	106,034	106,025	89,350	19	106,223	89,350	19

[1] Excludes merger-related and other charges. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

| | 2022 | | | | 2021 | Twelve Months Ended December 31, | |
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	2022	2021
Noninterest expense reconciliation							
Noninterest expenses (GAAP)	$ 117,329	$ 112,755	$ 120,790	$ 119,275	$ 109,156	$ 470,149	$ 396,639
Merger-related and other charges	(1,470)	(1,746)	(7,143)	(9,016)	(9,912)	(19,375)	(13,970)
Expenses - operating	$ 115,859	$ 111,009	$ 113,647	$ 110,259	$ 99,244	$ 450,774	$ 382,669
Net income to operating income reconciliation							
Net income (GAAP)	$ 81,450	$ 81,161	$ 66,842	$ 48,019	$ 52,019	$ 277,472	$ 269,801
Merger-related and other charges	1,470	1,746	7,143	9,016	9,912	19,375	13,970
Income tax benefit of merger-related and other charges	(323)	(385)	(1,575)	(1,963)	(2,265)	(4,246)	(3,174)
Net income - operating	$ 82,597	$ 82,522	$ 72,410	$ 55,072	$ 59,666	$ 292,601	$ 280,597
Net income to pre-tax pre-provision income reconciliation							
Net income (GAAP)	$ 81,450	$ 81,161	$ 66,842	$ 48,019	$ 52,019	$ 277,472	$ 269,801
Income tax expense	24,632	22,388	19,125	12,385	14,204	78,530	77,962
Provision for credit losses	19,831	15,392	5,604	23,086	(647)	63,913	(37,550)
Pre-tax pre-provision income	$ 125,913	$ 118,941	$ 91,571	$ 83,490	$ 65,576	$ 419,915	$ 310,213
Diluted income per common share reconciliation							
Diluted income per common share (GAAP)	$ 0.74	$ 0.74	$ 0.61	$ 0.43	$ 0.55	$ 2.52	$ 2.97
Merger-related and other charges	0.01	0.01	0.05	0.07	0.09	0.14	0.12
Diluted income per common share - operating	$ 0.75	$ 0.75	$ 0.66	$ 0.50	$ 0.64	$ 2.66	$ 3.09
Book value per common share reconciliation							
Book value per common share (GAAP)	$ 24.38	$ 23.78	$ 23.96	$ 24.38	$ 23.63	$ 24.38	$ 23.63
Effect of goodwill and other intangibles	(7.25)	(7.26)	(7.28)	(7.30)	(5.21)	(7.25)	(5.21)
Tangible book value per common share	$ 17.13	$ 16.52	$ 16.68	$ 17.08	$ 18.42	$ 17.13	$ 18.42
Return on tangible common equity reconciliation							
Return on common equity (GAAP)	10.86 %	11.02 %	9.31 %	6.80 %	9.32 %	9.54 %	13.14 %
Merger-related and other charges	0.15	0.19	0.79	1.03	1.42	0.53	0.54
Return on common equity - operating	11.01	11.21	10.10	7.83	10.74	10.07	13.68
Effect of goodwill and other intangibles	4.19	4.39	4.10	3.17	3.19	3.97	3.65
Return on tangible common equity - operating	15.20 %	15.60 %	14.20 %	11.00 %	13.93 %	14.04 %	17.33 %
Return on assets reconciliation							
Return on assets (GAAP)	1.33 %	1.32 %	1.08 %	0.78 %	0.96 %	1.13 %	1.37 %
Merger-related and other charges	0.02	0.02	0.09	0.11	0.14	0.06	0.05
Return on assets - operating	1.35 %	1.34 %	1.17 %	0.89 %	1.10 %	1.19 %	1.42 %
Return on assets to return on assets- pre-tax pre-provision reconciliation							
Return on assets (GAAP)	1.33 %	1.32 %	1.08 %	0.78 %	0.96 %	1.13 %	1.37 %
Income tax expense	0.41	0.37	0.32	0.20	0.26	0.32	0.40
Provision for credit losses	0.33	0.25	0.09	0.39	(0.01)	0.27	(0.19)
Return on assets - pre-tax pre-provision	2.07	1.94	1.49	1.37	1.21	1.72	1.58
Merger-related and other charges	0.02	0.03	0.11	0.15	0.19	0.08	0.07
Return on assets - pre-tax pre-provision, excluding merger-related and other charges	2.09 %	1.97 %	1.60 %	1.52 %	1.40 %	1.80 %	1.65 %
Efficiency ratio reconciliation							
Efficiency ratio (GAAP)	47.95 %	48.41 %	56.58 %	57.43 %	62.12 %	52.31 %	55.80 %
Merger-related and other charges	(0.60)	(0.75)	(3.35)	(4.34)	(5.64)	(2.15)	(1.97)
Efficiency ratio - operating	47.35 %	47.66 %	53.23 %	53.09 %	56.48 %	50.16 %	53.83 %
Tangible common equity to tangible assets reconciliation							
Equity to total assets (GAAP)	11.25 %	11.12 %	10.95 %	11.06 %	10.61 %	11.25 %	10.61 %
Effect of goodwill and other intangibles	(2.97)	(3.01)	(2.96)	(2.94)	(2.06)	(2.97)	(2.06)
Effect of preferred equity	(0.40)	(0.41)	(0.40)	(0.40)	(0.46)	(0.40)	(0.46)
Tangible common equity to tangible assets	7.88 %	7.70 %	7.59 %	7.72 %	8.09 %	7.88 %	8.09 %

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Period-End

(in millions)

	2022				2021	Linked Quarter Change	Year over Year Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 2,735	$ 2,700	$ 2,681	$ 2,638	$ 2,322	$ 35	$ 413
Income producing commercial RE	3,262	3,299	3,273	3,328	2,601	(37)	661
Commercial & industrial	2,251	2,236	2,243	2,302	1,822	15	429
Paycheck protection program	1	2	10	34	88	(1)	(87)
Commercial construction	1,598	1,514	1,514	1,482	1,015	84	583
Equipment financing	1,374	1,281	1,211	1,148	1,083	93	291
Total commercial	11,221	11,032	10,932	10,932	8,931	189	2,290
Residential mortgage	2,355	2,149	1,997	1,826	1,638	206	717
Home equity lines of credit	850	832	801	778	694	18	156
Residential construction	443	423	381	368	359	20	84
Manufactured housing	317	301	287	269	—	16	317
Consumer	149	145	143	143	138	4	11
Total loans	$ 15,335	$ 14,882	$ 14,541	$ 14,316	$ 11,760	$ 453	$ 3,575
LOANS BY STATE							
Georgia	$ 4,051	$ 4,003	$ 3,960	$ 3,879	$ 3,778	$ 48	$ 273
South Carolina	2,587	2,516	2,377	2,323	2,235	71	352
North Carolina	2,186	2,117	2,006	1,879	1,895	69	291
Tennessee	2,507	2,536	2,621	2,661	373	(29)	2,134
Florida	1,308	1,259	1,235	1,208	1,148	49	160
Commercial Banking Solutions	2,696	2,451	2,342	2,366	2,331	245	365
Total loans	$ 15,335	$ 14,882	$ 14,541	$ 14,316	$ 11,760	$ 453	$ 3,575

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Year-End

(in millions)

	2022		2021		2020		2019		2018
LOANS BY CATEGORY									
Owner occupied commercial RE	$	2,735	$	2,322	$	2,090	$	1,720	$	1,648
Income producing commercial RE		3,262		2,601		2,541		2,008		1,812
Commercial & industrial		2,251		1,822		1,853		1,221		1,278
Paycheck protection program		1		88		646		—		—
Commercial construction		1,598		1,015		967		976		796
Equipment financing		1,374		1,083		864		745		565
Total commercial		11,221		8,931		8,961		6,670		6,099
Residential mortgage		2,355		1,638		1,285		1,118		1,049
Home equity lines of credit		850		694		697		661		694
Residential construction		443		359		281		236		211
Manufactured housing		317		—		—		—		—
Consumer		149		138		147		128		330
Total loans	$	15,335	$	11,760	$	11,371	$	8,813	$	8,383
LOANS BY STATE									
Georgia	$	4,051	$	3,778	$	3,685	$	3,606	$	3,323
South Carolina		2,587		2,235		1,947		1,708		1,645
North Carolina		2,186		1,895		1,281		1,156		1,072
Tennessee		2,507		373		415		421		477
Florida		1,308		1,148		1,435		—		—
Commercial Banking Solutions		2,696		2,331		2,608		1,922		1,658
Indirect auto		—		—		—		—		208
Total loans	$	15,335	$	11,760	$	11,371	$	8,813	$	8,383

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Credit Quality

(in thousands)

	2022		
	Fourth Quarter	**Third Quarter**	**Second Quarter**
NONACCRUAL LOANS			
Owner occupied RE	$ 523	$ 877	$ 1,876
Income producing RE	3,885	2,663	7,074
Commercial & industrial	14,470	11,108	4,548
Commercial construction	133	150	208
Equipment financing	5,438	3,198	3,249
Total commercial	24,449	17,996	16,955
Residential mortgage	10,919	10,424	12,228
Home equity lines of credit	1,888	1,151	933
Residential construction	405	104	198
Manufactured housing	6,518	4,187	2,804
Consumer	53	17	25
Total nonaccrual loans held for investment	44,232	33,879	33,143
Nonaccrual loans HFS	—	316	317
OREO and repossessed assets	49	1,316	968
Total NPAs	$ 44,281	$ 35,511	$ 34,428

	2022					
	Fourth Quarter		**Third Quarter**		**Second Quarter**	
(in thousands)	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**
NET CHARGE-OFFS BY CATEGORY						
Owner occupied RE	$ (130)	(0.02)%	$ (90)	(0.01)%	$ (1,496)	(0.23)%
Income producing RE	(113)	(0.01)	176	0.02	(116)	(0.01)
Commercial & industrial	4,577	0.81	(744)	(0.13)	(302)	(0.05)
Commercial construction	(77)	(0.02)	10	—	(144)	(0.04)
Equipment financing	1,658	0.50	1,121	0.36	907	0.31
Total commercial	5,915	0.21	473	0.02	(1,151)	(0.04)
Residential mortgage	(33)	(0.01)	(66)	(0.01)	(51)	(0.01)
Home equity lines of credit	(89)	(0.04)	(102)	(0.05)	(346)	(0.18)
Residential construction	(23)	(0.02)	(109)	(0.11)	(76)	(0.08)
Manufactured housing	246	0.32	220	0.30	135	0.20
Consumer	595	1.61	718	1.98	420	1.18
Total	$ 6,611	0.17	$ 1,134	0.03	$ (1,069)	(0.03)

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and due from banks	$ 195,771	$ 144,244
Interest-bearing deposits in banks	316,082	2,147,266
Federal funds and other short-term investments	135,000	27,000
Cash and cash equivalents	646,853	2,318,510
Debt securities available-for-sale	3,614,333	4,496,824
Debt securities held-to-maturity (fair value $2,191,073 and $1,148,804, respectively)	2,613,648	1,156,098
Loans held for sale at fair value	13,600	44,109
Loans and leases held for investment	15,334,627	11,760,346
Less allowance for credit losses - loans and leases	(159,357)	(102,532)
Loans and leases, net	15,175,270	11,657,814
Premises and equipment, net	298,456	245,296
Bank owned life insurance	299,297	217,713
Accrued interest receivable	72,807	42,999
Net deferred tax asset	129,313	41,322
Derivative financial instruments	50,636	42,480
Goodwill and other intangible assets, net	779,248	472,407
Other assets	315,423	211,199
Total assets	$ 24,008,884	$ 20,946,771
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 7,643,081	$ 6,956,981
NOW and interest-bearing demand	4,350,878	4,252,209
Money market	4,510,680	4,183,354
Savings	1,456,337	1,215,779
Time	1,781,482	1,442,498
Brokered	134,049	190,358
Total deposits	19,876,507	18,241,179
Short-term borrowings	158,933	—
Federal Home Loan Bank advances	550,000	—
Long-term debt	324,663	247,360
Derivative financial instruments	99,543	25,145
Accrued expenses and other liabilities	298,564	210,842
Total liabilities	21,308,210	18,724,526
Shareholders' equity:		
Preferred stock, $1 par value: 10,000,000 shares authorized; Series I, $25,000 per share liquidation preference; 4,000 shares issued and outstanding	96,422	96,422
Common stock, $1 par value; 200,000,000 shares authorized; 106,222,758 and 89,349,826 shares issued and outstanding, respectively	106,223	89,350
Common stock issuable; 607,128 and 595,705 shares, respectively	12,307	11,288
Capital surplus	2,306,366	1,721,007
Retained earnings	508,844	330,654
Accumulated other comprehensive loss	(329,488)	(26,476)
Total shareholders' equity	2,700,674	2,222,245
Total liabilities and shareholders' equity	$ 24,008,884	$ 20,946,771

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*
(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	2021	2022	2021
Interest revenue:				
Loans, including fees	$ 197,330	$ 123,473	$ 673,402	$ 505,734
Investment securities, including tax exempt of $2,561, 2,293, $10,323 and $8,978	40,781	19,442	131,824	70,972
Deposits in banks and short-term investments	2,720	853	7,929	2,088
Total interest revenue	240,831	143,768	813,155	578,794
Interest expense:				
Deposits:				
NOW and interest-bearing demand	9,688	1,310	17,312	5,468
Money market	11,244	1,102	18,274	5,380
Savings	356	60	693	217
Time	3,498	392	5,820	3,780
Deposits	24,786	2,864	42,099	14,845
Short-term borrowings	480	—	507	—
Federal Home Loan Bank advances	1,424	1	1,424	3
Long-term debt	4,253	3,348	16,768	14,912
Total interest expense	30,943	6,213	60,798	29,760
Net interest revenue	209,888	137,555	752,357	549,034
Provision for credit losses	19,831	(647)	63,913	(37,550)
Net interest revenue after provision for credit losses	190,057	138,202	688,444	586,584
Noninterest income:				
Service charges and fees	9,519	8,613	38,163	33,868
Mortgage loan gains and related fees	3,104	10,910	32,524	58,446
Wealth management fees	5,835	6,117	23,594	18,998
Gains from other loan sales, net	1,504	3,761	10,730	11,267
Other lending and loan servicing fees	2,487	2,357	10,005	9,427
Securities (losses) gains, net	(184)	42	(3,872)	83
Other	11,089	5,377	26,563	25,729
Total noninterest income	33,354	37,177	137,707	157,818
Total revenue	223,411	175,379	826,151	744,402
Noninterest expenses:				
Salaries and employee benefits	68,143	60,986	276,205	241,443
Occupancy	8,866	7,489	36,247	28,619
Communications and equipment	10,516	7,850	38,234	29,829
FDIC assessments and other regulatory charges	3,098	1,878	9,894	7,398
Professional fees	5,496	6,080	20,166	20,589
Lending and loan servicing expense	1,604	2,351	9,350	10,859
Outside services - electronic banking	3,954	2,670	12,583	9,481
Postage, printing and supplies	2,441	1,939	8,749	7,110
Advertising and public relations	2,052	1,760	8,384	5,910
Amortization of intangibles	1,619	1,103	6,826	4,045
Merger-related and other charges	1,470	9,912	19,375	13,970
Other	8,070	5,138	24,136	17,386
Total noninterest expenses	117,329	109,156	470,149	396,639
Net income before income taxes	106,082	66,223	356,002	347,763
Income tax expense	24,632	14,204	78,530	77,962
Net income	$ 81,450	$ 52,019	$ 277,472	$ 269,801
Preferred stock dividends	1,718	1,718	6,875	6,875
Earnings allocated to participating securities	461	317	1,462	1,657
Net income available to common shareholders	$ 79,271	$ 49,984	$ 269,135	$ 261,269
Net income per common share:				
Basic	$ 0.74	$ 0.56	$ 2.52	$ 2.97
Diluted	0.74	0.55	2.52	2.97
Weighted average common shares outstanding:				
Basic	106,795	89,916	106,661	87,940
Diluted	106,916	90,089	106,778	88,097

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2022			2021		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 15,002,836	$ 197,502	5.22 %	$ 11,689,412	$ 123,250	4.18 %
Taxable securities [3]	6,325,165	38,220	2.42	5,156,563	17,149	1.33
Tax-exempt securities (FTE) [1][3]	490,838	3,440	2.80	387,638	3,080	3.18
Federal funds sold and other interest-earning assets	453,090	2,912	2.55	2,308,241	1,322	0.23
Total interest-earning assets (FTE)	22,271,929	242,074	4.32	19,541,854	144,801	2.94
Noninterest-earning assets:						
Allowance for loan losses	(152,551)			(103,167)		
Cash and due from banks	217,873			141,967		
Premises and equipment	297,523			245,869		
Other assets [3]	1,166,424			1,036,760		
Total assets	$ 23,801,198			$ 20,863,283		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 4,385,916	9,688	0.88	$ 4,080,621	1,310	0.13
Money market	4,628,585	11,244	0.96	4,323,851	1,102	0.10
Savings	1,480,908	356	0.10	1,187,134	60	0.02
Time	1,708,311	3,143	0.73	1,461,231	567	0.15
Brokered time deposits	51,258	355	2.75	65,556	(175)	(1.06)
Total interest-bearing deposits	12,254,978	24,786	0.80	11,118,393	2,864	0.10
Federal funds purchased and other borrowings	47,487	480	4.01	51	—	—
Federal Home Loan Bank advances	135,000	1,424	4.18	1,426	1	0.28
Long-term debt	324,590	4,253	5.20	247,251	3,348	5.37
Total borrowed funds	507,077	6,157	4.82	248,728	3,349	5.34
Total interest-bearing liabilities	12,762,055	30,943	0.96	11,367,121	6,213	0.22
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	7,993,816			6,918,279		
Other liabilities	383,270			354,665		
Total liabilities	21,139,141			18,640,065		
Shareholders' equity	2,662,057			2,223,218		
Total liabilities and shareholders' equity	$ 23,801,198			$ 20,863,283		
Net interest revenue (FTE)		$ 211,131			$ 138,588	
Net interest-rate spread (FTE)			3.36 %			2.72 %
Net interest margin (FTE) [4]			3.76 %			2.81 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.
[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.
[3] Unrealized gains and losses, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $454 million in 2022 and $1.64 million in 2021 are included in other assets for purposes of this presentation.
[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Twelve Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2022			2021		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 14,571,746	$ 673,491	4.62 %	$ 11,485,876	$ 504,015	4.39 %
Taxable securities [3]	6,284,603	121,501	1.93	4,446,712	61,994	1.39
Tax-exempt securities (FTE) [1][3]	496,327	13,865	2.79	382,915	12,059	3.15
Federal funds sold and other interest-earning assets	1,065,057	9,104	0.85	1,680,151	4,784	0.28
Total interest-earning assets (FTE)	22,417,733	817,961	3.65	17,995,654	582,852	3.24
Non-interest-earning assets:						
Allowance for loan losses	(135,144)			(121,586)		
Cash and due from banks	204,852			139,728		
Premises and equipment	288,044			230,276		
Other assets [3]	1,275,263			1,013,956		
Total assets	$ 24,050,748			$ 19,258,028		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 4,486,263	17,312	0.39	$ 3,610,601	5,468	0.15
Money market	4,900,667	18,274	0.37	3,972,358	5,380	0.14
Savings	1,482,599	693	0.05	1,095,071	217	0.02
Time	1,693,307	5,152	0.30	1,529,072	3,663	0.24
Brokered time deposits	61,636	668	1.08	67,230	117	0.17
Total interest-bearing deposits	12,624,472	42,099	0.33	10,274,332	14,845	0.14
Federal funds purchased and other borrowings	13,004	507	3.90	44	—	—
Federal Home Loan Bank advances	34,027	1,424	4.18	1,195	3	0.25
Long-term debt	323,102	16,768	5.19	276,492	14,912	5.39
Total borrowed funds	370,133	18,699	5.05	277,731	14,915	5.37
Total interest-bearing liabilities	12,994,605	60,798	0.47	10,552,063	29,760	0.28
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	7,967,321			6,276,094		
Other liabilities	377,221			322,566		
Total liabilities	21,339,147			17,150,723		
Shareholders' equity	2,711,601			2,107,305		
Total liabilities and shareholders' equity	$ 24,050,748			$ 19,258,028		
Net interest revenue (FTE)		$ 757,163			$ 553,092	
Net interest-rate spread (FTE)			3.18 %			2.96 %
Net interest margin (FTE) [4]			3.38 %			3.07 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $277 million in 2022 and pretax unrealized gains of $28.7 million in 2021 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQ: UCBI) provides a full range of banking, wealth management and mortgage services for consumers and business owners. As of December 31, 2022, United had $24.0 billion in assets and 192 offices in Florida, Georgia, North Carolina, South Carolina, and Tennessee, along with a national SBA lending franchise and a national equipment lending subsidiary. The company, known as "The Bank That SERVICE Built," has been recognized nationally for delivering award-winning service. In 2022, J.D. Power ranked United highest in customer satisfaction with consumer banking in the Southeast, marking eight out of the last nine years United has earned the coveted award. Forbes recognized United as one of the top ten World's Best Banks in 2022. Forbes also included United on its 2022 list of the 100 Best Banks in America for the ninth consecutive year. United also received ten Greenwich Excellence Awards in 2021 for excellence in Small Business Banking and Middle Market Banking, including national awards for Overall Satisfaction and Likelihood to Recommend. United was also named one of the "Best Banks to Work For" by American Banker in 2022 for the sixth consecutive year based on employee satisfaction. Additional information about United can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision, excluding merger-related and other charges," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected financial returns of the Progress acquisition. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Progress acquisition may not be realized or take longer than anticipated to be realized, (2) disruption of customer, supplier, employee or other business partner relationships as a result of the Progress acquisition, (3) the possibility that the costs, fees, expenses and charges related to the acquisition of Progress may be greater than anticipated, (4) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the acquisition of Progress, (5) the risks relating to the integration of Progress' operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (6) the risks associated with United's pursuit of future acquisitions, (7) the risk of expansion into new geographic or product markets, (8) the dilution caused by United's issuance of additional shares of its common stock in the Progress acquisition, and (9) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2021, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United or Progress.

United qualifies all forward-looking statements by these cautionary statements.

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